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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: November
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. Material Change reports and News Releases, 6-31 through 6-43

2. Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended September 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2 **Date of Material Change**

State the date of the material change. October 5, 2006

Item 3 **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 5, 2006
Stockwatch
SEDAR

Item 4 **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the issuance of 25,000 common shares to Eddie and Roland Quinlan under the terms of an Option Agreement dated August 31, 2006. This is in direct relation to the acquisition of a 100% interest in the Quinlan property; a 275 hectare claim block in the Hermitage Uranium Belt, located in southwestern Newfoundland. The securities are subject to a hold period and may not be traded until January 26, 2007.

Item 5 **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-31, a copy of which is attached hereto as Schedule "A".

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                     Contact: Kenneth E. Leigh
                                                       President
                                                       (604) 685-5254

Item 9   **Date of Report**

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of October, 2006.

cc: TSX Venture Exchange
          Alberta Securities Commission
          B.C. Securities Commission



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street	Date: October 5, 2006
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 55,839,257
Fax: (604) 685-2814	News Release #06-31

COMMANDER RESOURCES LTD. (CMD-TSX Venture) reports the issuance of 25,000 common shares to Eddie and Roland Quinlan under the terms of an Option Agreement dated August 31, 2006. This is in direct relation to the acquisition of a 100% interest in the Quinlan property; a 275 hectare claim block in the Hermitage Uranium Belt, located in southwestern Newfoundland. The securities are subject to a hold period and may not be traded until January 26, 2007

The Quinlan Property is part of the Company's large Hermitage Uranium Project area in southwestern Newfoundland. The Quinlan claims cover a small area 10 kilometres along strike east of the Company's new Troy's Pond uranium discovery.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.*

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   October 11, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 11, 2006
CCN Matthews
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces partial drill results from the Ridge Lake prospect, Baffin Island Nunavut. Results for eleven holes from the central zone of the Ridge Lake prospect area are reported here, eight of which intersected gold mineralization. The drilling to date defines a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits.

The Ridge Lake results are highlighted by drill holes 06-50 which intersected 10.17 g/t gold over 4.45 metres including 15.96 g/t gold over 2.80 metres at a depth of 105 metres and hole 06-55 which intersected 8.79 g/t gold over 1.80 metres in the same iron formation at a depth of 106 metres.

These new intercepts occur along a southwest-plunging structural trend from previously reported hole 05-35 which intersected 21.24 g/t gold over 4.24 metres at a depth of 89 metres. The three holes define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres and is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. High grade iron formation-hosted shoots of this nature are often of a short strike length but have a substantial down-plunge extent.

This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres.   A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.

Ridge Lake Prospect Table of Partial 2006 Drill Results

Hole	From (m)	To (m)	Width (m)	Gold (g/t)
RLD-06-45				No significant assays
RLD-06-46	48.05	48.57	0.52	0.82
RLD-06-47	52.38	53.83	1.45	1.54
RLD-06-48	38.38	40.53	2.15	3.97
Including	38.38	40.00	1.62	5.09
RLD-06-49				No significant assays
RLD-06-50	105.2	109.65	4.45	10.17
Including	105.20	108.00	2.80	15.96
RLD-06-51				No significant assays
RLD-06-52	85.28	88.59	3.31	3.15
Including	86.05	87.59	1.54	6.53
RLD-06-53	28.70	29.55	0.85	4.29
RLD-06-53	92.50	93.34	0.84	4.46
RLD-06-54	115.79	117.34	1.55	2.60
RLD-06-55	106.53	108.33	1.80	8.79
including	106.53	107.43	0.90	17.11

Drilled widths are 90-95 percent of true width

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-32, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7 **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8 **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                         President
                         (604) 685-5254

Item 9 **Date of Report**

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of October, 2006.

cc: TSX Venture Exchange
           Alberta Securities Commission
           B.C. Securities Commission



SCHEDULE A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: October 11, 2006
TSX Venture Exchange: CMD
Shares Issued: 55,839,257
News Release #06-32

RIDGE LAKE DRILLING RETURNS 15.96 G/T GOLD OVER 2.80 METRES

Commander Resources Ltd. (CMD-TSX Venture) is pleased to report partial drill results from the Ridge Lake prospect, Baffin Island Nunavut. Results for eleven holes from the central zone of the Ridge Lake prospect area are reported here, eight of which intersected gold mineralization. The drilling to date defines a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits.

Results for seven holes from Ridge Lake and four holes from the new Brent Showing shear zone are awaited.

The Ridge Lake results are highlighted by drill holes 06-50 which intersected 10.17 g/t gold over 4.45 metres including 15.96 g/t gold over 2.80 metres at a depth of 105 metres and hole 06-55 which intersected 8.79 g/t gold over 1.80 metres in the same iron formation at a depth of 106 metres.

These new intercepts occur along a southwest-plunging structural trend from previously reported hole 05-35 which intersected 21.24 g/t gold over 4.24 metres at a depth of 89 metres. The three holes define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres and is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. High grade iron formation-hosted shoots of this nature are often of a short strike length but have a substantial down-plunge extent.

This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres. A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.

While only about a one kilometre extent of the entire Ridge Lake prospect has been drilled, the results and the identification of a predominant plunge direction to high grade shoots will help to focus follow-up drilling in the central zone and guide future targeting on similar trends along the Ridge Lake prospect and other prospects on the large property.

Several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed because of early season drilling delays and the decision to move the drill onto the newly discovered Brent Showing prior to the suspension of this years drilling program.

A drill hole location map for Ridge Lake can be found on the Company's website. A table of all Ridge Lake drill results to date will be posted shortly and more detailed plans and sections will be made available once the remaining data has been received and interpreted.

GeoVector Management Inc. of Ottawa is managing the field program this year. Alan Sexton, MSc, P.Geol. is the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

Ridge Lake Prospect Table of Partial 2006 Drill Results

Hole	From (m)	To (m)	Width (m)	Gold (g/t)
RLD-06-45				No significant assays
RLD-06-46	48.05	48.57	0.52	0.82
RLD-06-47	52.38	53.83	1.45	1.54
RLD-06-48	38.38	40.53	2.15	3.97
Including	38.38	40.00	1.62	5.09
RLD-06-49				No significant assays
RLD-06-50	105.2	109.65	4.45	10.17
Including	105.20	108.00	2.80	15.96
RLD-06-51				No significant assays
RLD-06-52	85.28	88.59	3.31	3.15
Including	86.05	87.59	1.54	6.53
RLD-06-53	28.70	29.55	0.85	4.29
RLD-06-53	92.50	93.34	0.84	4.46
RLD-06-54	115.79	117.34	1.55	2.60
RLD-06-55	106.53	108.33	1.80	8.79
including	106.53	107.43	0.90	17.11

Drilled widths are 90-95 percent of true width

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   October 23, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

October 23, 2006
Stock Watch
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 100,000 stock options to a consultant under its stock option plan. The options are exercisable for five years at $0.56 per share and are subject to the policies of the TSX Venture Exchange.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-33, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of October, 2006.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street	Date: October 23, 2006
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 55,889,757
Fax: (604) 685-2814	News Release #06-33

COMMANDER GRANTS STOCK OPTIONS

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 100,000 stock options to a consultant under its stock option plan. The options are exercisable for five years at $0.56 per share and are subject to the policies of the TSX Venture Exchange.

<u>Other News</u>

The Company reports that 544,787 warrants which expired on October 20, 2006 have all been exercised at $0.45 per share bringing a total of $245,154 to the Company's treasury.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   November 6, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

November 6, 2006
CCN Matthews
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces the final drill results from the 4,500 metre drilling program on its Baffin Island gold project, Nunavut which included two holes drilled as an initial test of the newly-discovered 1,400 metre long Brent shear zone.

The two preliminary test holes on Brent (Q2-06-01 and Q2-06-02) were drilled 100 metres apart on the 1,400 metre long shear zone. Both holes intersected gold mineralization in the shear zone at about 45 metres vertical depth beneath surface exposures that carried higher grade gold values.   The best result was 6.14 g/t gold over 1.0 metre contained in a broader lower grade zone in hole Q2-06-02. The remainder of the 1,400 metre long structure and a second mineralized shear zone located to the northeast of the Brent shear have not yet been drilled.

At Ridge Lake, the final seven holes of this year's program demonstrate the continuity of the lower grade sheet of gold mineralization across the central zone within which are several known higher grade plunging shoots that remain open in the plunge direction. The pattern of drill results is similar to other known iron formation hosted gold camps where broader low grade areas are carried by high-grade shoots. Hole RLD-06-62 drilled as a 150 metre step-out to the southwest of hole RLD-05-44 (15.13 g/t gold over 1.67 metres) intersected 2.02 g/t gold over 2.09 metres indicating that the system is open to the west, southwest and south in that area.

The Malrok Zone, located 30 kilometres west from Ridge Lake, included intercepts from drilling in 2004 such as 9.15 g/t gold over 6.0 metres, 15.12 g/t gold over 3.0 metres, 12.1 g/t gold over 3.3 metres and 4.46 g/t gold over 9.14 metres within 50 metres of surface that are open and require follow-up drilling.

A complete table of all drill results for Ridge Lake is included in this report.

2006 Ridge Lake Drill Results Table

Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
RLD-06-45	176	0	-75		NSA		
RLD-06-46	128	0	-50	48.05	48.57	0.52	0.82
RLD-06-47	152	0	-70	52.38	53.83	1.45	1.54
RLD-06-48	107	0	-50	38.38	40.53	2.15	3.97
including				38.38	40.00	1.62	5.09
RLD-06-49	68	0	-75				
RLD-06-50	125	0	-75	105.2	109.65	4.45	10.17
including				105.2	108	2.80	15.96
RLD-06-51	203	0	-75		NSA		
RLD-06-52	132	0	-55	85.28	88.59	3.31	3.15
including				86.05	87.59	1.54	6.53
RLD-06-53	173	0	-75	28.7	29.55	0.85	4.29
and				92.5	93.34	0.84	4.46
RLD-06-54	161	0	-70	115.79	117.34	1.55	2.6
including				116.56	117.34	0.78	4.22
and				119.34	120.24	0.90	2.37
RLD-06-55	146	0	-70	106.53	108.33	1.80	8.79
including				106.53	107.43	0.90	17.11
RLD-06-56	94	0	-88		LOST		
RLD-06-57	152	0	-82	109.53	113.81	4.28	1.82
including				111.67	113.81	2.14	2.74
RLD-06-58	200	0	-70		NSA		
RLD-06-59	152	0	-71		NSA		
RLD-06-60	150	0	-45	40.94	41.96	1.02	2.19
RLD-06-61	200	0	-70	41.56	42.14	0.58	5.34
RLD-06-62	212	0	-76	202.69	206.67	3.98	1.21
including				203.74	205.83	2.09	2.02
Brent Showing							
Q2-06-01	113	0	-55	44.5	48.5	4.00	0.93
including				46.5	48.5	2.00	1.25
and				47.5	48.5	1.00	1.92
Q2-06-02	134	0	-55	40.8	42.6	1.80	3.47
including				41.6	42.6	1.00	6.14

Pre-2006 Ridge Lake Drill Results

Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
RLD-04-02	84.43	0	-60	67.05	69.2	2.15	17.48
including				68.05	69.2	1.15	31.34
RLD-04-08	50.68	0	-88	35.13	37.61	2.48	5.44
RLD-04-09	47.85	0	-50	28.68	30.18	1.50	15.06
RLD-04-10	53.95	0	-85	35.08	41.73	6.65	4.08
including				35.08	36.14	1.06	12.00
RLD-04-12	124.05	0	-50	38.33	38.83	0.55	4.80
RLD-05-13	68	180	-45		NSA		
RLD-05-14	62	0	-55		NSA		

RLD-05-15	50	180	-50		NSA		
RLD-05-16	41	0	-70		NSA		
RLD-05-17	65	0	-50	29.7	30.4	0.70	3.19
RLD-05-18	50	180	-75	30.05	31.23	1.18	3.98
RLD-05-19	60	180	-60	35.07	36.97	1.90	10.24
RLD-05-20	62	0	-50	24.08	24.61	0.53	1.13
RLD-05-21	41	180	-85	25.9	26.57	0.67	1.95
RLD-05-22	59	180	-55	36.13	38.12	1.99	3.76
RLD-05-23	50	0	-55	22.4	23.57	1.17	2.60
RLD-05-24	70	180	-80		NSA		
RLD-05-25	60	180	-55	38.38	38.91	0.53	3.46
RLD-05-26	50	0	-50	34	35	1.00	1.06
RLD-05-27	35	0	-85		NSA		
RLD-05-28	62	0	-50		NSA		
RLD-05-29	122	0	-50		NSA		
RLD-05-30	92	0	-50		NSA		
RLD-05-31	122	0	-50		NSA		
RLD-05-32	104	0	-60	25.25	26.87	1.62	14.16
including				25.25	26	0.75	27.71
and		0	-60	80.08	83.77	3.69	3.46
RLD-05-33	110	0	-85	91.97	96.01	4.04	2.84
RLD-05-34	110	0	-55		NSA		
RLD-35-35	110	0	-85	84.45	93.34	8.89	10.36
including				89.1	93.34	4.24	21.30
RLD-05-36	101	0	-55	88.22	90.09	1.87	5.39
RLD-05-37	101	0	-85		NSA		
RLD-05-38	122	0	-55	23.44	25.43	1.99	9.34
RLD-05-39	110	0	-85	27.92	29.92	2.00	2.03
and				99.2	100.04	0.84	2.57
RLD-05-40	81	0	-50	48.73	52.85	4.12	2.31
RLD-05-41	108	0	-85	33.61	35.32	1.71	7.18
RLD-05-42	144	0	-55		NSA		
RLD-05-43	162	0	-85	115.93	116.81	0.88	10.15
RLD-05-44	174	180	-75	157.33	159	1.67	15.13

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-35, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of November, 2006.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



SCHEDULE A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 6, 2006
TSX Venture Exchange: CMD
Shares Issued: 56,284,044
News Release #06-35

DRILLING CONFIRMS POTENTIAL OF BRENT SHEAR ZONE

Commander Resources Ltd. (CMD-TSX Venture) reports the final drill results from the 4,500 metre drilling program on its Baffin Island gold project, Nunavut which included two holes drilled as an initial test of the newly-discovered 1,400 metre long Brent shear zone.

The two preliminary test holes on Brent (Q2-06-01 and Q2-06-02) were drilled 100 metres apart on the 1,400 metre long shear zone. Both holes intersected gold mineralization in the shear zone at about 45 metres vertical depth beneath surface exposures that carried higher grade gold values. The best result was 6.14 g/t gold over 1.0 metre contained in a broader lower grade zone in hole Q2-06-02. The remainder of the 1,400 metre long structure and a second mineralized shear zone located to the northeast of the Brent shear have not yet been drilled.

At Ridge Lake, the final seven holes of this year's program demonstrate the continuity of the lower grade sheet of gold mineralization across the central zone within which are several known higher grade plunging shoots that remain open in the plunge direction. The pattern of drill results is similar to other known iron formation hosted gold camps where broader low grade areas are carried by high-grade shoots. Hole RLD-06-62 drilled as a 150 metre step-out to the southwest of hole RLD-05-44 (15.13 g/t gold over 1.67 metres) intersected 2.02 g/t gold over 2.09 metres indicating that the system is open to the west, southwest and south in that area.

As explained in the Company's news release dated October 11, 2006, several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed as planned. These areas require additional drilling as part of a follow-up program.

The Malrok Zone, located 30 kilometres west from Ridge Lake, included intercepts from drilling in 2004 such as 9.15 g/t gold over 6.0 metres, 15.12 g/t gold over 3.0 metres, 12.1 g/t gold over 3.3 metres and 4.46 g/t gold over 9.14 metres within 50 metres of surface that are open and require follow-up drilling. The information gained from the Ridge Lake drilling may provide valuable guidance for further drilling on this target, as part of the next phase drill program.

A drill hole location map for Ridge Lake and Brent drill holes can be found on the Company's website. A complete table of all drill results for Ridge Lake is included in this report. Updated plans and sections will be posted to the website when available. Once all of the 2006 data and results have been interpreted with the existing project data, plans for 2007 will be reported.

GeoVector Management Inc. of Ottawa managed the field program this year. Alan Sexton, MSc, P.Geol. was the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

2006 Ridge Lake Drill Results Table

Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
RLD-06-45	176	0	-75		NSA		
RLD-06-46	128	0	-50	48.05	48.57	0.52	0.82
RLD-06-47	152	0	-70	52.38	53.83	1.45	1.54
RLD-06-48	107	0	-50	38.38	40.53	2.15	3.97
including				38.38	40.00	1.62	5.09
RLD-06-49	68	0	-75				
RLD-06-50	125	0	-75	105.2	109.65	4.45	10.17
including				105.2	108	2.80	15.96
RLD-06-51	203	0	-75		NSA		
RLD-06-52	132	0	-55	85.28	88.59	3.31	3.15
including				86.05	87.59	1.54	6.53
RLD-06-53	173	0	-75	28.7	29.55	0.85	4.29
and				92.5	93.34	0.84	4.46
RLD-06-54	161	0	-70	115.79	117.34	1.55	2.6
including				116.56	117.34	0.78	4.22
and				119.34	120.24	0.90	2.37
RLD-06-55	146	0	-70	106.53	108.33	1.80	8.79
including				106.53	107.43	0.90	17.11
RLD-06-56	94	0	-88		LOST		
RLD-06-57	152	0	-82	109.53	113.81	4.28	1.82
including				111.67	113.81	2.14	2.74
RLD-06-58	200	0	-70		NSA		
RLD-06-59	152	0	-71		NSA		
RLD-06-60	150	0	-45	40.94	41.96	1.02	2.19
RLD-06-61	200	0	-70	41.56	42.14	0.58	5.34
RLD-06-62	212	0	-76	202.69	206.67	3.98	1.21
including				203.74	205.83	2.09	2.02
Brent Showing							
Q2-06-01	113	0	-55	44.5	48.5	4.00	0.93
including				46.5	48.5	2.00	1.25
and				47.5	48.5	1.00	1.92
Q2-06-02	134	0	-55	40.8	42.6	1.80	3.47
including				41.6	42.6	1.00	6.14

Pre-2006 Ridge Lake Drill Results

Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
RLD-04-02	84.43	0	-60	67.05	69.2	2.15	17.48
including				68.05	69.2	1.15	31.34
RLD-04-08	50.68	0	-88	35.13	37.61	2.48	5.44
RLD-04-09	47.85	0	-50	28.68	30.18	1.50	15.06
RLD-04-10	53.95	0	-85	35.08	41.73	6.65	4.08
including				35.08	36.14	1.06	12.00
RLD-04-12	124.05	0	-50	38.33	38.83	0.55	4.80
RLD-05-13	68	180	-45		NSA		
RLD-05-14	62	0	-55		NSA		
RLD-05-15	50	180	-50		NSA		
RLD-05-16	41	0	-70		NSA		
RLD-05-17	65	0	-50	29.7	30.4	0.70	3.19

RLD-05-18	50	180	-75	30.05	31.23	1.18	3.98
RLD-05-19	60	180	-60	35.07	36.97	1.90	10.24
RLD-05-20	62	0	-50	24.08	24.61	0.53	1.13
RLD-05-21	41	180	-85	25.9	26.57	0.67	1.95
RLD-05-22	59	180	-55	36.13	38.12	1.99	3.76
RLD-05-23	50	0	-55	22.4	23.57	1.17	2.60
RLD-05-24	70	180	-80		NSA		
RLD-05-25	60	180	-55	38.38	38.91	0.53	3.46
RLD-05-26	50	0	-50	34	35	1.00	1.06
RLD-05-27	35	0	-85		NSA		
RLD-05-28	62	0	-50		NSA		
RLD-05-29	122	0	-50		NSA		
RLD-05-30	92	0	-50		NSA		
RLD-05-31	122	0	-50		NSA		
RLD-05-32	104	0	-60	25.25	26.87	1.62	14.16
including				25.25	26	0.75	27.71
and		0	-60	80.08	83.77	3.69	3.46
RLD-05-33	110	0	-85	91.97	96.01	4.04	2.84
RLD-05-34	110	0	-55		NSA		
RLD-35-35	110	0	-85	84.45	93.34	8.89	10.36
including				89.1	93.34	4.24	21.30
RLD-05-36	101	0	-55	88.22	90.09	1.87	5.39
RLD-05-37	101	0	-85		NSA		
RLD-05-38	122	0	-55	23.44	25.43	1.99	9.34
RLD-05-39	110	0	-85	27.92	29.92	2.00	2.03
and				99.2	100.04	0.84	2.57
RLD-05-40	81	0	-50	48.73	52.85	4.12	2.31
RLD-05-41	108	0	-85	33.61	35.32	1.71	7.18
RLD-05-42	144	0	-55		NSA		
RLD-05-43	162	0	-85	115.93	116.81	0.88	10.15
RLD-05-44	174	180	-75	157.33	159	1.67	15.13

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   November 14, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

November 14, 2006
CDN Select Disclosure Network
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces additional uranium assay results from the Company's Hermitage Uranium Project in southern Newfoundland including channel samples from Strickland, a new discovery on Quinlan and high grade uranium-molybdenum composite chip sample from Chan North.

Strickland
At ST-129, a 6.7 metre long composite channel sample from within the 35 metre wide alteration zone, graded 0.05% U_3O_8 including three higher grade samples, 0.10% U_3O_8 over 1.5 metres, 0.12% U_3O_8 over 1.0 metre and 0.11% U_3O_8 over 0.6 metre. The 6.7 metre channel terminates at the overburden contact, the overburden is strongly radioactive for a further five metres along the grid line to the south.

Additional higher grade channel samples included 0.10% U_3O_8 over 1.14 metres and 0.11% U_3O_8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

At Troy's Pond, one kilometre west from ST-129, two channel samples graded 0.08% to 0.11% U_3O_8 over 0.6 to 0.8 metres, both end at the overburden cover which is radioactive beyond the outcrop contact.

Quinlan
On the Quinlan option, located five kilometres east of ST-129, at least four separate uranium-bearing stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U_3O_8 and eight greater than 0.02% U_3O_8.

Chan North
At the Chan North prospect, located in the Blue Hills area, an assay of 0.48 % U_3O_8 was recovered from a 2-3 metre wide fractured zone in Baggs Hill granite. The composite rock chip sample also contained a high molybdenum value of 0.23% Mo.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-36, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                  President
                  (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of November, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



SCHEDULE A

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 14, 2006
TSX Venture Exchange: CMD
Shares Issued: 56,284,044
News Release #06-36

SURFACE URANIUM RESULTS – HERMITAGE PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports additional uranium assay results from the Company's Hermitage Uranium Project in southern Newfoundland including channel samples from Strickland, a new discovery on Quinlan and high grade uranium-molybdenum composite chip sample from Chan North.

Strickland

At ST-129, a 6.7 metre long composite channel sample from within the 35 metre wide alteration zone, graded 0.05% U_3O_8 including three higher grade samples, 0.10% U_3O_8 over 1.5 metres, 0.12% U_3O_8 over 1.0 metre and 0.11% U_3O_8 over 0.6 metre. The 6.7 metre channel terminates at the overburden contact, the overburden is strongly radioactive for a further five metres along the grid line to the south.

Additional higher grade channel samples included 0.10% U_3O_8 over 1.14 metres and 0.11% U_3O_8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

At Troy's Pond, one kilometre west from ST-129, two channel samples graded 0.08% to 0.11% U_3O_8 over 0.6 to 0.8 metres, both end at the overburden cover which is radioactive beyond the outcrop contact.

Detailed geological mapping of the entire trend between Troy's Pond and ST-129 is underway and an alpha track survey is planned to map out the uranium zones beneath the overburden to aid in targeting a first pass drill program.

Quinlan

On the Quinlan option, located five kilometres east of ST-129, at least four separate uranium-bearing stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U_3O_8 and eight greater than 0.02% U_3O_8. The prospect area is covered by a thin veneer of soil and grass; bedrock was exposed by hand trenching where radioactive overburden was encountered. Detailed geological mapping and surface sampling are planned.

Chan North

At the Chan North prospect, located in the Blue Hills area, an assay of 0.48 % U_3O_8 was recovered from a 2-3 metre wide fractured zone in Baggs Hill granite. The composite rock chip sample also contained a high molybdenum value of 0.23% Mo. More detailed geological mapping and sampling will be completed on this prospect.

Commander's Hermitage Uranium Property covers 24 known uranium occurrences. Thirteen of these were made by the Company's prospecting crew since late 2005, seven of which were made with the assistance of the airborne radiometric survey.

The property is 10-30 kilometres from a sea port and has a paved highway and power line running through it. There is an excellent mining culture in the province and a good local labour pool. These conditions provide the opportunity for lower capital and operating costs and an accelerated production decision.

As reported on October 31, 2006, a 3,000 metre drill program is scheduled to commence on the Hermitage Property in mid-November.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

Samples were sent to ACME Analytical Laboratory, Vancouver, BC where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U3O8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis.

(all uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U.)

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3

Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   December 6, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National
Instrument 51–102.

December 6, 2006
CCN Matthews
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces that it has entered into an agreement with
Bayswater Uranium Corp (BAY-TSX Venture) to acquire 50% of Bayswater's right to earn a 90% interest in the
3,212-acre Murphy property strategically located east and contiguous with the Company's large Hermitage
Uranium property. Rock chip samples collected by the Company on the Hermitage property included results
ranging from 0.27 per cent to 3.1 per cent U_3O_8 within a few kilometres of the Murphy property boundary. The
Company has recently commenced a 3,000 metre drill program on the Hermitage and Strickland uranium
properties, details of which can be found on the Company's website at www.commanderresources.com.

The Company agrees to immediately form a 50:50 Joint Venture with Bayswater to explore the Murphy claims
by assuming 50% of the obligations of the Option agreement between Murphy and Bayswater. The first year
obligations attributable to the Company include a cash payment of $12,500 and issuance of 80,000 shares of
the Company to Bayswater, and funding $50,000 in exploration expenditures.

Based on the terms of the Murphy option agreement, the Company's share of optional obligations following the
first year committed payments and expenditures include additional cash payments of $175,000, issuing to
Bayswater shares in the Company equal to 450,000 shares of Bayswater over three years and contributing
$450,000 in exploration expenditures over four years.   Assuming the Murphy option fully vests and the
Company remains an active JV participant throughout the term of the option, the resulting interests will be 45%
as to Commander, 45% as to Bayswater and 10% as to Murphy. The underlying owner's 10-per-cent property
interest will be carried to commercial production; prior to production, the interest may be converted to a 3-per-
cent net smelter return royalty (NSR) on production. Bayswater may reduce the NSR to 2 per cent by paying
the owner $2-million, of which $1 million would be payable by the Company.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-38, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

          Contact: Kenneth E. Leigh
                                       President
                                       (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of December, 2006.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 6, 2006
TSX Venture Exchange: CMD
Shares Issued: 57,184,044
News Release #06-38

COMMANDER INCREASES URANIUM HOLDINGS

Commander Resources Ltd. (CMD-TSX Venture) has entered into an agreement with Bayswater Uranium Corp (BAY-TSX Venture) to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's large Hermitage Uranium property. Rock chip samples collected by the Company on the Hermitage property included results ranging from 0.27 per cent to 3.1 per cent U_3O_8 within a few kilometres of the Murphy property boundary. The Company has recently commenced a 3,000 metre drill program on the Hermitage and Strickland uranium properties, details of which can be found on the Company's website at www.commanderresources.com.

The Company agrees to immediately form a 50:50 Joint Venture with Bayswater to explore the Murphy claims by assuming 50% of the obligations of the Option agreement between Murphy and Bayswater. The first year obligations attributable to the Company include a cash payment of $12,500 and issuance of 80,000 shares of the Company to Bayswater, and funding $50,000 in exploration expenditures.

Based on the terms of the Murphy option agreement, the Company's share of optional obligations following the first year committed payments and expenditures include additional cash payments of $175,000, issuing to Bayswater shares in the Company equal to 450,000 shares of Bayswater over three years and contributing $450,000 in exploration expenditures over four years. Assuming the Murphy option fully vests and the Company remains an active JV participant throughout the term of the option, the resulting interests will be 45% as to Commander, 45% as to Bayswater and 10% as to Murphy. The underlying owner's 10-per-cent property interest will be carried to commercial production; prior to production, the interest may be converted to a 3-per-cent net smelter return royalty (NSR) on production. Bayswater may reduce the NSR to 2 per cent by paying the owner $2-million, of which $1 million would be payable by the Company.

The Agreement is subject to approval by the TSX Venture Exchange.

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Ken Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.*

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   December 13, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

December 13, 2006
Stockwatch
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces (the "Issuer") announces a non-brokered financing to raise up to a total of $1,500,000 (the "Offering"). The Offering will consist of up to 2,000,000 flow-through shares (the "FT Shares") at $0.75 per FT Share.

The Issuer may pay finders' fees of 7% of the gross proceeds raised on a portion of the Offering, which fees may be paid in cash or common shares (at price of FT Shares), subject to regulatory acceptance.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-41, a copy of which is attached hereto as Schedule "A".

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

          Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   **Date of Report**

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of December, 2006.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 13, 2006
TSX Venture Exchange: CMD
Shares Issued: 58,303,919
News Release #06-41

**NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

Commander Announces Non-Brokered Flow-Through Financing

Commander Resources Ltd. (CMD-TSX Venture) (the "Issuer") announces a non-brokered financing to raise up to a total of $1,500,000 (the "Offering"). The Offering will consist of up to 2,000,000 flow-through shares (the "FT Shares") at $0.75 per FT Share.

The Issuer may pay finders' fees of 7% of the gross proceeds raised on a portion of the Offering, which fees may be paid in cash or common shares (at price of FT Shares), subject to regulatory acceptance.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Ken Leigh,
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   December 21, 2006

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

December 21, 2006
Stockwatch
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces that the non-brokered financing announced on December 13, 2006 has been increased. The Offering will now consist of up to 2,870,000 flow-through shares (the "FT Shares") at $0.75 per FT Share.

Finders' fees of 7% of the gross proceeds raised may be paid in cash or common shares (at price of FT Shares) on a portion of the Offering, subject to regulatory acceptance.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-42, a copy of which is attached hereto as Schedule "A".

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   **Omitted Information**

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

             Contact: Kenneth E. Leigh
                                        President
                                        (604) 685-5254

Item 9   **Date of Report**

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of December, 2006.

cc: TSX Venture Exchange
           Alberta Securities Commission
           B.C. Securities Commission


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street	Date: December 21, 2006
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 58,303,919
Fax: (604) 685-2814	News Release #06-42

**NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

Commander Increases Non-Brokered Flow-Through Financing

Commander Resources Ltd. (CMD-TSX Venture) (the "Issuer") announces that the non-brokered financing announced on December 13, 2006 has been increased. The Offering will now consist of up to 2,870,000 flow-through shares (the "FT Shares") at $0.75 per FT Share.

Finders' fees of 7% of the gross proceeds raised may be paid in cash or common shares (at price of FT Shares) on a portion of the Offering, subject to regulatory acceptance.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Ken Leigh,
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   December 28, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

December 28, 2006
StockWatch
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports that the financing announced on December 13, 2006 and amended on December 21, 2006 has closed.

The non-brokered flow-through private placement raised gross proceeds of $2,120,724.75.   A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued.

Fees of 7% were paid as follows: $3,465.00 to Dundee Securities Corporation, $13,996.50 to Haywood Securities Inc., $1,190.00 to John Kenney, $13,965.00 to Mak Allen & Day Capital Partners, $6,998.25 and 56,023 common shares to Pacific International Securities Inc., $6,998.25 to Standard Securities Capital Corporation and $8,557.50 to Union Ltd.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-43, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:	Kenneth E. Leigh
	President
	(604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of December, 2006.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



Schedule "A"

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 28, 2006
TSX Venture Exchange: CMD
Shares Issued: 61,287,575
News Release: #06-43

COMMANDER CLOSES $2.1 MILLION NON-BROKERED FLOW-THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) reports that the financing announced on December 13, 2006 and amended on December 21, 2006 has closed.

The non-brokered flow-through private placement raised gross proceeds of $2,120,724.75. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued.

Fees of 7% were paid as follows: $3,465.00 to Dundee Securities Corporation, $13,996.50 to Haywood Securities Inc., $1,190.00 to John Kenney, $13,965.00 to Mak Allen & Day Capital Partners, $6,998.25 and 56,023 common shares to Pacific International Securities Inc., $6,998.25 to Standard Securities Capital Corporation and $8,557.50 to Union Ltd.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Janice Davies
Corporate Secretary

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: October 31, 2006
TSX Venture Exchange: CMD
Shares Issued: 55,839,257
News Release #06-34

DRILLING PROGRAM SET FOR HERMITAGE URANIUM PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports that the Company's Board of Directors has approved an initial 3,000 metre drill program on the Company's Hermitage uranium project in southern Newfoundland. This represents the first-ever drilling on the property. The primary purpose of the initial program is to define the key stratigraphic and structural setting of the main uranium occurrence areas.

The program is scheduled to begin in mid-November and continue into the winter; an available contractor has been selected. A break will occur for the Christmas period after which drilling will re-commence early in the New Year as weather allows. Since this is the initial drill test on the property, several target areas will be drilled to generate more focused follow-up by a subsequent program if warranted.

A first pass drill test will be made on the following target areas: Doucette, He2, Blue Hills Main, Troy's Pond and ST-129. Prospecting and channel samples with numerous values greater than 0.10% U_3O_8 and up to 3% U_3O_8 have been received from these areas. The specific priority targets have been highlighted from the surface work completed to date, but most of the property is overburden covered so new targets may be generated as exploration continues. Summary information on each area can be found on the Company's website, the highlights of which will be summarized in a release when drilling commences.

Drill targets have been selected based on a combination of surface prospects, radiometric survey data, magnetics, resistivity, soil sampling and alpha track surveying. The latter technique, used to detect uranium-bearing bedrock hidden beneath overburden cover, detected very strong anomalies in the Doucette, He2 and Blue Hills Main areas.

Channel sample results from Troy's Pond and ST-129 and prospecting samples from several areas including the newly acquired Quinlan option are awaited and will be released when available. Further Alpha-track survey lines are currently being completed in the He2, He1, He18A area as well as in covered areas in the ST-129 and Troy's Pond showing areas.

Larry Pilgrim, PGeo was recently hired by the Company as a Senior Project Geologist to supervise the Hermitage drilling and exploration program. Mr. Pilgrim was previously Senior Exploration Geologist for Richmont Mines in Newfoundland and was formerly Chief Mine Geologist at the past-producing Hammerdown Mine which was owned and operated by Richmont. Mr. Pilgrim has an extensive background in managing large exploration and development projects, including two years of uranium exploration experience.

The Company's encouragement in this project has increased significantly for the following reasons:

➢ **High value commodity with excellent fundamentals and future growth potential** - current spot price for uranium is $55 per pound U_3O_8 and predicted to go much higher.

➢ **Prospective geology in an area where the Company has a large land position at a manageable cost** - The property holdings and rights cover a strike length of more than 100 kilometres totalling approximately 447,300 acres (180,400 hectares) covering a large Paleozoic sedimentary-volcanic basin in a major structural suture zone that is intruded and underlain by radiogenic, uranium-bearing granites. Uranium is hosted mainly in sediments and volcanics and is both stratabound and stratiform within the bedding. There has been no previous drilling.

➢ **Grade and resource potential** - The property area is over 90% covered by thin overburden and so outcrop exposure is limited. Prospecting and surface sampling to date has identified 24 uranium occurrences in this mostly-covered area. Fourteen of these were discovered by the Company's prospecting crew since late 2005, seven of which were made with the assistance of the airborne radiometric survey flown in 2006. Numerous uranium prospects in outcrop and boulders occur that are locally high grade, containing up to 3.1% U_3O_8. The average grade of the world's producing uranium mines is 0.15% U_3O_8. The opportunity here is for a near-surface open-pittable bulk tonnage uranium resource.

➢ **Good Pedigree** - Previous work was done by Shell Canada and the Central Electricity Generating Board (CEGB) in the early 1980's – they recommended additional work but the uranium price fell.

➢ **Location and Infrastructure** - One of the main selling points of the project, the property is 50 kilometres from a sea port in a favourable mining jurisdiction, and has a paved highway and power line running through the centre. There is an excellent mining culture in the province and a good local labour pool.

➢ **Control and leverage** - The Company is the dominant land holder in the belt and to our knowledge holds controlling interests in all of the currently known uranium prospects.

Bernard Kahlert, P.Eng, V.P. Exploration is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com


COMMANDER
RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 23, 2006
TSX Venture Exchange: CMD
Shares Issued: 56,559,044
News Release #06-37

DRILLING COMMENCES ON THE HERMITAGE URANIUM PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports that a diamond drill is on site at the Hermitage Uranium Property and the 3,000 metre drill program has commenced.   This is the first ever drilling program on the large property and is intended as a first pass program. A near surface, bulk tonnage deposit averaging 0.10% U3O8 or better is the principal target in this well-located area, close to port, paved highway and power.

Prospecting and surface sampling to date has identified 23 uranium occurrences in this mostly overburden covered area. Thirteen of these were discovered by the Company's prospecting crew since late 2005, seven of which were made with the assistance of the airborne radiometric survey flown in 2006.

The property holdings and rights cover a strike length of more than 100 kilometres over a large Paleozoic sedimentary-volcanic basin in a major structural suture zone intruded and underlain by radiogenic granites. Uranium is hosted mainly by metasediments and metavolcanics.

The initial drill program will focus on testing the stratigraphic and structural controls on uranium mineralization at the Doucette, He-2, Blue Hills Main, ST-129 and Troy's Pond uranium prospect areas. Target priority was set by logistical considerations. Drilling will commence on the westernmost Strickland property containing the ST-129 and Troy's Pond prospects, followed by the Blue Hills Main zone and later to the He-2 and Doucette prospects in the eastern portion of the Hermitage property.

Each of these five prospect areas is large and was outlined using multiple exploration methods.   A near continuous veneer of overburden covers the property and most outcrop areas are small and discontinuous. Several holes on each target will lead to a much larger follow-up drilling and ground geological program through 2007 when more is known about the mineralization styles and geological and structural setting.

A brief description of each of the five uranium prospect areas to be drilled as part of the initial program follows:

ST-129 Prospect

The ST-129 Prospect, located on the Strickland Property, contains several bedrock channel samples grading over 0.10% U_3O_8 over 0.6 to 1.5 metre widths and a wider 6.7 metre width grading 0.05% U_3O_8. A number of mineralized zones from 2 to 11 metres wide have now been identified over a stratigraphic thickness of about 50 metres. Intermittent outcrop has allowed only partial sampling of the uranium-bearing zones and most zone boundaries are covered by overburden. The uranium mineralization occurs in a contact zone between felsic volcanics and metamorphosed, impure sandstone which was highly altered by hydrothermal processes and extends over a 400 metre strike length.   Detailed information is particularly important at ST-129 to understand the relationship between uranium mineralization and hydrothermal alteration. Five or six holes are planned in the initial test.

Troy's Pond

Two small outcrop exposures contain uranium mineralized zones, 2.0 metres and 6.5 metres wide, respectively, separated by about 10 metres of overburden. Values exceeding 0.10% U_3O_8 were found in channel samples of these exposures. The extent of the mineralized zone along strike is unknown due to the overburden cover and lack of outcrop. About four holes are planned in the initial testing of this prospect and the extension along strike.

Blue Hills Main Zone

Uranium mineralization is hosted by a very fine grained, brecciated and silicified felsic volcanic unit. Channel sampling of small bedrock exposure in 2005 encountered several intervals averaging 0.15% U_3O_8 over 1.5 metres. The outcrop exposure is on the north limb of a large fold. Radon gas determination using alpha-cup sampling showed a strong anomaly over the Main Zone that is about 200 metres wide and detected a second anomaly, about 150 metres wide, where the south limb of the fold was interpreted to be located. Four to six drill holes are planned at the Main Zone and one or two holes are planned to test the south limb alpha-cup anomaly.

He-2 Prospect

This prospect, in the White Bear River area, returned high uranium assays from numerous angular boulders of metamorphosed impure sandstone with grades ranging from 0.20% to 3.1% U_3O_8. The boulders were scattered over an extensive, swampy area which produced a strong, 500 metre diameter airborne radiometric anomaly. Alpha-cup sampling revealed a very strong radon gas anomaly extending for about 400 metres. As there is no bedrock exposure here, several holes will be drilled to attempt to locate the source of the uranium bearing boulders and the radon gas anomaly.

Doucette Prospect

Uranium mineralization grading up to 1.3% U_3O_8 in prospecting samples was discovered in numerous angular boulders at this White Bear River prospect in late 2005. Uranium mineralization is hosted by a sandstone unit that contains biotite-rich bands with trace amounts of magnetite. Ground and aerial magnetic surveying outlined a tightly folded 1.5 kilometre long, 150 metre wide magnetic formation which is immediately up-ice from the uranium bearing magnetic boulders. Radon gas determination using alpha-cup survey methods showed a strong anomaly co-incident with the magnetic signature. A second radon gas anomaly located approximately 300 metres to the south was coincident with a second magnetic horizon. The two magnetic features are part of an eight kilometre long magnetic feature along which four other uranium prospects or radiometric anomalies are located. Six to eight drill holes are planned here to locate the stratigraphic units hosting the uranium mineralization.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 11, 2006
TSX Venture Exchange: CMD
Shares Issued: 58,303,919
News Release #06-39

COMMANDER BANKS $1,250,000 FROM WARRANT EXERCISE

Commander Resources Ltd. (CMD-TSX Venture) reports that it has received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Ken Leigh
President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 12, 2006
TSX Venture Exchange: CMD
Shares Issued: 58,303,919
News Release #06-40

COMMANDER INTERSECTS 15 METRES OF RADIOACTIVE BEDROCK

Commander Resources Ltd. (CMD-TSX Venture) provides an update on the progress of the 3,000 metre diamond drill program on its Hermitage uranium project in Newfoundland. To date five holes totaling 520 metres have been completed on the ST-129 Prospect and one hole of 104 metres has been drilled on the Troy's Pond prospect, located approximately one kilometre west from ST-129. All holes drilled to date have intersected radioactive intervals of bedrock at depth beneath surface mineralization.

At Troy's Pond, the one hole drilled so far intersected a number of radiometric intervals, the widest of which extended over 15 metres of drill core from 41 to 56 metres. This zone sits sub-vertically below the Troy's Pond North bedrock exposure which is at least seven metres wide; detailed geological logging will be required to determine if these are the same zones. The hole was lost in radioactive rock at 104 metres due to caving. An additional 2 to 4 holes are planned at Troy's Pond before drilling is halted for the Holiday period.

On ST-129, a number of zones of radioactivity up to five metres wide were intersected across the strongly altered hydrothermal corridor as predicted from surface sampling results. Detailed core logging is underway to understand the geologic setting, mineralization and structural controls on uranium mineralization.

Core is being split for assay and will be shipped to the lab. Assay results will not be available until the New Year.

Early in the New Year drilling will resume with a preliminary test of the Main Showing at Blue Hills followed by the first test of the Doucette and He2 areas in the White Bear area.

Please refer to the Company's website (www.commanderresources.com) for details on each target area.

The primary objective of the initial 3,000 metre program is to define the key stratigraphic and structural setting of the main uranium occurrence areas and prioritize for follow-up drilling. Since this is the first-ever drill test on the property, several target areas will be drilled to generate more focused follow-up by a subsequent program. A total of 24 uranium occurrence areas are known which represent a pipeline of targets for testing in 2007.

Senior Project Geologist, Larry Pilgrim, P.Geo, is supervising the drill program. Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the Hermitage Project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company that controls one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 28, 2006
TSX Venture Exchange: CMD
Shares Issued**:** 61,287,575
News Release: #06-43

COMMANDER CLOSES $2.1 MILLION NON-BROKERED FLOW-THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) reports that the financing announced on December 13, 2006 and amended on December 21, 2006 has closed.

The non-brokered flow-through private placement raised gross proceeds of $2,120,724.75. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued.

Fees of 7% were paid as follows: $3,465.00 to Dundee Securities Corporation, $13,996.50 to Haywood Securities Inc., $1,190.00 to John Kenney, $13,965.00 to Mak Allen & Day Capital Partners, $6,998.25 and 56,023 common shares to Pacific International Securities Inc., $6,998.25 to Standard Securities Capital Corporation and $8,557.50 to Union Ltd.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander's underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Janice Davies
Corporate Secretary

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



INTERIM REPORT

For the Nine Months Ended
September 30, 2006

(See Notice)

COMMANDER RESOURCES LTD.

Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. ("the Company"), for the nine months ended September 30, 2006, have been prepared by management and have not been the subject of a review by the Company's independent auditor.

COMMANDER RESOURCES LTD.

Balance Sheets
(See Notice)

		September 30, 2006		December 31, 2005 (Audited)
ASSETS				
Current assets				
Cash and cash equivalents	$	2,777,240	$	121,722
Cash, exploration funds (Note 13)		-		565,645
Marketable securities (Note 3)		272,378		311,354
Accounts receivable		217,251		100,320
Due from related parties (Note 9(a))		59,913		5,707
Prepaid expenses		44,396		55,992
Field supplies (Note 4)		112,867		84,175
Deposits (Note 5)		36,385		94,045
		3,520,430		1,338,960
Mineral properties (Note 6)		15,360,517		11,703,260
Property, plant and equipment (Note 7)		54,232		60,293
	$	18,935,179	$	13,102,513
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities (Note 9)	$	956,681	$	217,888
Future income taxes (Note 13)		593,915		593,915
		1,550,596		811,803
SHAREHOLDERS' EQUITY				
Share capital (Note 8(b))		29,995,644		25,316,856
Contributed surplus		17,043		17,043
Option compensation (Note 8(f))		1,122,541		1,097,149
Deficit		(13,750,645)		(14,140,338)
		17,384,583		12,290,710
	$	18,935,179	$	13,102,513

Nature of Operations and Going Concern (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors: "Kenneth E. Leigh"   "Victor A. Tanaka"
                                 Kenneth E. Leigh   Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
General and administrative expenses				
Accounting and audit	$ 19,739	$ 21,727	55,778	53,762
Amortization	5,701	5,203	15,429	15,084
Annual report and meeting	-	-	14,845	14,624
Consultants	11,697	14,517	32,100	53,301
Insurance	7,979	8,865	33,604	23,115
Investor relations and promotion	35,323	32,026	125,584	140,761
Legal	12,511	5,361	21,810	14,859
Office and miscellaneous	1,783	12,162	39,796	41,259
Regulatory and transfer agent fees	8,762	4,352	33,524	20,538
Rent and storage	19,117	17,784	60,843	59,400
Salaries and benefits	50,424	46,325	230,672	145,623
Stock-based compensation	48,274	258,342	96,548	368,310
	221,310	426,664	760,533	950,636
Loss before the undernoted	(221,310)	(426,664)	(760,533)	(950,636)
Investment income	16,703	2,490	42,086	8,672
Property investigation	(14,597)	(17,521)	(15,567)	(55,870)
Write down of mineral properties	(209,618)	-	(209,618)	(21,007)
Write down of marketable securities	-	(1,000)	-	(9,000)
Gain on marketable securities	36,747	111,623	93,791	150,519
Loss before taxes	(392,075)	(331,072)	(849,841)	(877,322)
Future income tax recovery (Note 13)	-	323,406	1,269,864	173,906
Income tax expense	(4,330)	-	(30,330)	-
Income (loss) for the period	(396,405)	(7,666)	389,693	(703,416)
Deficit, beginning of period	(13,354,240)	(14,726,183)	(14,140,338)	(14,030,433)
Deficit, end of period	$ (13,750,645)	$ (14,733,849)	(13,750,645)	(14,733,849)
Earnings (loss) per share				
-Basic	$ (0.00)	$ (0.00)	0.01	(0.02)
-Diluted	$ (0.00)	$ (0.00)	0.01	(0.02)
Weighted average number of shares outstanding				
-Basic	55,106,372	36,208,162	47,548,171	32,828,431
-Diluted	55,106,372	36,208,162	60,248,576	32,828,431

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cash provided from (used for):				
Operating activities				
Income (loss) for the period	$ (396,405)	$ (7,666)	389,693	(703,416)
Items not involving cash:				
Amortization	5,701	5,203	15,429	15,084
Gain on sale of marketable securities	(36,747)	(111,623)	(93,791)	(150,519)
Stock-based compensation	48,274	258,342	96,548	368,310
Write down of mineral properties	209,618	-	209,618	21,007
Write down of marketable securities	-	1,000	-	9,000
Future income tax recovery	-	(323,406)	(1,269,864)	(173,906)
	(169,559)	(178,150)	(652,367)	(614,440)
Net change in non-cash working capital items:				
Accounts receivable	(62,708)	(50,334)	(116,931)	(91,381)
Due from related parties	(45,887)	(39)	(54,206)	16,120
Prepaid expenses	(1,075)	42,665	11,596	12,430
Field supplies	(28,692)	62,977	(28,692)	88,977
Bid deposits and deposits	(20,335)	15,716	57,660	(95,845)
Accounts payable and accrued liabilities	(80,312)	(22,103)	(50,139)	(57,489)
	(408,568)	(129,268)	(833,079)	(741,628)
Investing activities				
Cash, exploration funds	1,506,090	908,443	565,645	488,500
Proceeds from sale of marketable securities	66,748	316,498	177,767	440,643
Mineral property acquisition and exploration costs	(2,364,244)	(1,535,399)	(3,758,745)	(2,548,276)
Accounts payable and accrued liabilities related to mineral properties	302,076	245,735	788,932	497,288
Purchase of equipment	(5,880)	(1,471)	(9,368)	(7,529)
	(495,210)	(66,194)	(2,235,769)	(1,129,374)
Financing activity				
Shares issued for cash, net of issue costs	415,842	-	5,724,366	1,220,862
Increase (decrease) in cash and cash equivalents	(487,936)	(195,462)	2,655,518	(650,140)
Cash and cash equivalents, beginning of period	3,265,176	294,786	121,722	749,464
Cash and cash equivalents, end of period	$ 2,777,240	$ 99,324	2,777,240	99,324

Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements



1. Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable ("ore reserves"). The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;
- the ability of the Company to obtain financing to complete development; and
- future profitable production from the properties or proceeds from disposition.

At September 30, 2006, the Company had an accumulated deficit of $13,750,645 and had working capital of $2,563,749, which is sufficient to achieve the Company's planned business objectives for fiscal 2006.

These interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying interim financial statements have not been reviewed by an auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2005.



2. **Significant Accounting Policies** (continued)

   (c) Certain comparative figures

   Certain comparative figures have been reclassified to conform to the current period's presentation.

3. **Marketable Securities**

   The quoted market value of marketable securities at September 30, 2006 is $524,361.

4. **Field Supplies**

   The Company has pre-purchased $112,867 of field supplies for the 2007 Baffin Island exploration program. The supplies consist of fuel and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut.

5. **Deposits**

   In fiscal 2005, the Company posted $94,045 for bonds in lieu of work on its Baffin Island, Nunavut and Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. During the period, $88,045 in bonds was refunded to the Company. In fiscal 2006, the Company posted $30,384 for bonds in lieu of work on its Newfoundland project.



6. Mineral Properties

At September 30, 2006, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project(1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$ 517,995	$ 1,352,957	$ 61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	-	-	-	169,420	-	-	-	-	-	107,586	277,006
Exploration costs:												
Drilling	-	1,903	-	165	-	800	-	1,404,508	16,477	602,959	-	2,026,812
Geochemistry	-	628	-	225	38,277	-	-	221	-	40	-	39,391
Geology	1,717	6,286	339	189	164,268	2,615	21	47,469	5,410	26,990	30,136	285,440
Geophysics	-	1,218	-	-	437,514	-	-	13,952	-	5,004	-	457,688
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Permitting	-	8,007	-	-	400	-	-	57,915	-	10	15,224	81,556
Prospecting	-	-	-	566	468,338	-	-	176,433	4,181	63,418	2,997	715,933
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450
	1,717	18,042	339	1,145	1,109,247	3,415	21	1,748,520	26,068	719,002	48,357	3,675,873
Less:												
Recoveries	-	-	-	(50)	(54,829)	-	-	(19,847)	-	(7,074)	(4,204)	(86,004)
Write down	-	-	-	(209,618)	-	-	-	-	-	-	-	(209,618)
	-	-	-	(209,668)	(54,829)	-	-	(19,847)	-	(7,074)	(4,204)	(295,622)
Net additions	1,717	18,042	339	(208,523)	1,223,838	3,415	21	1,728,673	26,068	711,928	151,739	3,657,257
Balance at September 30, 2006	$ 1,157,140	$ 434,267	$ 131,117	$ -	$1,741,833	$ 1,356,372	$ 61,194	$ 7,065,288	$ 275,829	$ 1,487,723	$ 1,649,754	$15,360,517

(1) The Hermitage, Newfoundland project see Note 6(e).

6. Mineral Properties (continued)

(a) Sarah Lake Joint Venture, Labrador

The Company owns a 48.2% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 51.8%.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Adlatok 1, Labrador

The Company has a 59.9% interest in the Adlatok 1 property.

(d) Big Hill, Newfoundland

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 200,000 common shares (120,000 shares have been issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a buy-down provision to 1.0% to $1.6 million.

During the period, the Company allowed the option terminate and accordingly, the carrying value of the property was written down $209,618 to $Nil.

(e) The Hermitage Uranium Project, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $17,200 in cash has been paid and 60,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share, see Note 8(g) for warrant terms. The agreement is subject to a 2% of net smelter returns royalty for the vendors with a buy-back of one half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $25,000 in cash has been paid and 60,000 common shares have been issued. The agreement is subject to a 2% net smelter returns royalty for the vendor with a buy-back of one half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares) covering a major geological belt known as the "Hermitage Flexure". The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.



6. Mineral Properties (continued)

(e) The Hermitage Uranium Project, Newfoundland (continued)

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation ("Bayswater") (Bayswater and Pathfinder Resources Ltd. amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company's property. In consideration, the Company is entitled to receive a 2% royalty on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of Bayswater.

On June 19, 2006, the Company entered into a 50:50 joint venture agreement with Bayswater to stake approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties. The new property is called 'Cochrane Pond'. If either party's interest dilutes below 10%, than that party's interest will automatically be converted into a royalty, by way of a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the project.

On June 26, 2006, the Company staked 147 claims on-line totalling 9,100 acres (3,675 hectares) on the south west of the Hermitage property. The new property is called 'Strickland'.

On August 16, 2006 the Company announced that it had entered into an option agreement with prospectors E and R Quinlan to purchase claims located within the Company's Hermitage Uranium Project, Newfoundland. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 ($3,000 paid) and by issuing 160,000 shares of the Company (25,000 issued) over a four year period. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million. The first year's obligation of $3,000 cash was paid and 25,000 shares were issued.

(f) Nepisiguit/Stewart, New Brunswick

The Company's 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") on the Nepisiguit only portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% net smelter returns royalty with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% net smelter returns royalty subject to a buy-down to 1.0% net smelter returns royalty for $1.5 million at any time. In exchange for the increased net smelter returns royalty, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

(g) Sally, Labrador

The Company owns a 100% interest in the Sally property.



6. Mineral Properties (continued)

(h) Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. As at December 31, 2005, the Company had made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

The option agreement is subject to a variable net smelter return gold royalty ranging from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(i) Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. ("BHP Billiton"), Nunavut by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. BHP Billiton retains a net smelter return royalty ranging from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest. The property currently consists of one (1) prospecting permit with an area of 20,400 acres (8,255 hectares).

(j) Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) all on Baffin Island, Nunavut. The permits adjoin the Qimmiq and Dewar Lake properties optioned from BHP Billiton. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest. The property is also subject to a back-in right to provide BHP Billiton the right to earn a 75% interest in sedex deposits.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

In the fall of 2005, Commander staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

6. **Mineral Properties** (continued)

(k) Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at September 30, 2006 are as follows:

British Columbia		
Abe and Pal	$	105,752
Aten and Tam (1)		70,116
Link, Mate and Tut		18,900
Nunavut		
Talik		71,038
Newfoundland and Labrador		
Sadie		8,767
Ontario		
Matheson		14,213
McVean		8,694
Sabin		92,613
Quebec		
Despinassy		91,941
Yukon		
Olympic, Rob (2)/(3)		1,164,809
Rein		2,911
	$	1,649,754

(1) On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, herein after referred to as the "Tam/Misty" property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

On February 13, 2006, Teck Cominco Limited ("Teck Cominco") entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck's 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company's 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% net smelter returns royalty of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

COMMANDER RESOURCES LTD.

6. Mineral Properties (continued)

(k) Other Properties (continued)

(2) On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. ("Blackstone") to acquire Blackstone's 50% interest in the Rob uranium property, Yukon Territory, to increase the Company's interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% Net Smelter Returns Royalty ("NSR") on metal production from the Property which may be reduced to 0.5% at any time for $1,000,000.

(3) On August 2, 2006, the Company signed a Letter of Intent ("LOI") with Fjordland Exploration Inc. ("Fjordland") on its wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling. At least $75,000 in exploration must be completed by December 31, 2006.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland's 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

7. Property, Plant and Equipment

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 57,240	$ 52,040	$ 5,200
Computer equipment	151,500	120,152	31,348
Leasehold improvements	28,293	10,609	17,684
	$ 237,033	$ 182,801	$ 54,232

COMMANDER
RESOURCES LTD.
CMD

8. Share Capital

(a) Authorized:

Unlimited common shares without par value

(b) Issued and outstanding common shares:

	Number of Shares		Amount
Balance, December 31, 2005	39,599,648	$	25,316,856
Issued for cash:			
Private placements, net of issue costs (Note 8(c))	14,586,152		5,252,957
Exercise of options, for cash	574,332		141,346
Exercise of warrants, for cash	670,125		330,063
Issued for other consideration:			
Income tax effect on flow-through share renunciation (Note 8(d))			(1,269,864)
Exercise of options, stock-based compensation			71,156
For mineral property	409,000		153,130
Balance, September 30, 2006	55,839,257	$	29,995,644

(c) Private placements

On May 12, 2006, the Company completed a brokered private placement for gross proceeds $3,885,000 consisting of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants.

In addition, the Company completed, a non-brokered flow-through private placement for gross proceeds of $1,699,999 consisting of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.

All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

8. Share Capital (continued)

(d) Income tax effect on flow-through share renunciation

In March 2006, the Company renounced $2,021,757 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $689,824, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $689,824 disclosed on the Statement of Operations as a future income tax recovery.

In May 2006, the Company renounced $1,699,999 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $580,040, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $580,040 disclosed on the Statement of Operations as a future income tax recovery.

(e) Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant stock options for the purchase of up to 7,944,396 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At September 30, 2006, the Company had stock options outstanding for the purchase of 4,023,003 common shares with an average remaining contractual life of 3.10 years, of which 3,517,003 stock options are exercisable at September 30, 2006.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	3,585,335	$0.39
Granted	1,012,000	$0.33
Exercised	(574,332)	$0.25
Outstanding at September 30, 2006	4,023,003	$0.40

COMMANDER RESOURCES LTD.

8. Share Capital (continued)

The following summarizes information about stock options outstanding at September 30, 2006:

Number of Shares	Exercise Price	Expiry Date
330,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
781,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
25,000	$0.34	January 24, 2010
528,000	$0.25	July 19, 2010
282,000	$0.39	May 11, 2011
730,000	$0.30	June 18, 2011
4,023,003		

For stock options granted and exercised after September 30, 2006, see Note 14(b).

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.65%
Expected dividend yield	-
Expected stock price volatility	112.42%
Expected option life in years	3.13

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the period.

8. Share Capital (continued)

(f) Stock-based and option compensation

The following summarizes information about option compensation:

Option compensation, beginning of period	$ 1,097,149
Stock-based compensation expense	96,548
Reallocated to capital stock	(71,156)
Reallocated to contributed surplus	-
Option compensation, end of period	$ 1,122,541

(g) Warrants and Agent's Warrants

At September 30, 2006, the Company has outstanding warrants for the purchase of an aggregate 7,624,663 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued	Exercised	Expired	Outstanding at September 30, 2006
$0.45	October 20, 2006	544,788	-	100,000	-	444,788
$0.50	December 8, 2006	2,500,000	-	555,125	-	1,944,875
$0.50	May 15, 2008*	-	5,250,000	15,000	-	5,235,000
		3,044,788	5,250,000	670,125	-	7,624,663

Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.



8. **Share Capital** (continued)

   (g) Warrants and Agent's Warrants (continued)

   At September 30, 2006, the Company has outstanding agent's warrants for the purchase of an aggregate 1,448,739 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued	Exercised	Expired	Outstanding at September 30, 2006
$0.50	May 11, 2007*	-	213,089	-	-	213,089
$0.37	May 15, 2008*	-	1,040,400	-	-	1,040,400
$0.37	May 15, 2008*	-	195,250	-	-	195,250
		-	1,448,739	-	-	1,448,739

   * All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

   For warrants exercised after September 30, 2006, see Note 14(b).

9. **Related Party Transactions**

   In addition to the Commitment disclosed in Note 10, the Company has the following related party transactions and balances:

   (a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in due from related parties is an aggregate of $59,913 owed by those companies for shared administrative expenses.

   (b) Included in accounts receivable is an aggregate of $5,025 owed by the President and CEO of the Company. The amount was repaid subsequent to September 30, 2006.

   (c) The Company paid or accrued $11,718 in legal fees to a law firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $4,176.

   (d) The Company paid or accrued $4,800 geological consulting services to a director of the Company. Included in accounts payable and accrued liabilities is $4,800.

   (e) Included in marketable securities are 29,400 common shares of Bayswater Uranium Corporation ("Bayswater") and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 470,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by virtue of another common director. During the period, the Company sold 58,800 common shares of Bayswater.

   (f) Included in accounts payable is $5,790 owed to Diamonds North.



10. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

12. Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:

Investing activities:		
Marketable securities received for mineral property	$	45,000
Shares issued for mineral property		153,130
	$	198,130
Financing activities:		
Income tax effect on flow-through share renunciation	$	(1,269,864)
Shares issued for mineral property		153,130
Fair value of options exercised		71,156
	$	(1,045,578)
Other cash flow information:		
Interest received	$	32,394
Income taxes paid	$	30,330

13. Income Taxes

The Company's future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at September 30, 2006 and which are held in trust for such expenditures.



14. Subsequent Events

(a) On October 23, 2006, the Company granted incentive stock options under the Company's stock option plan to a consultant to purchase an aggregate of 100,000 treasury shares. The options are exercisable for a period of five years at a price of $0.56 per share and are subject to the policies of the TSX Venture Exchange.

(b) Subsequent to September 30, 2006, the Company issued 60,000 common shares for proceeds of $30,000 pursuant to the exercise of stock options and 755,580 common shares for proceeds of $307,654 pursuant to the exercise of warrants.



Form 52-109F1 *Certification of Interim Filings*

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 22, 2006

By: "Kenneth E. Leigh"
_____
       Kenneth E. Leigh
       President and Chief Executive Officer



Form 52-109F1 *Certification of Interim Filings*

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 22, 2006

By: "Michael Lee"
         _____
         Michael Lee
         Chief Financial Officer



Management Discussion and Analysis
For the Nine Months Ended September 30, 2006   **FORM 51-102F1**

Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and in Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the nine months ended September 30, 2006.

Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of November 22, 2006 (the "Report Date").

Highlights for the Three Months Ended September 30, 2006

During the quarter the Company was actively exploring both the Baffin Island gold project in Nunavut and the Hermitage uranium project in Newfoundland.

On the Baffin gold project, two new gold mineralized zones were discovered, the Brent Shear Zone and the Gabbro Shear Zone. The Brent Shear zone, located five kilometres southwest of Ridge Lake consists of a 1,400 metres long shear zone with well developed quartz veining that contains arsenopyrite and pyrrhotite. Surface grab samples contained up to 113.95 g/t gold with 21 of 66 samples assaying greater than 5 g/t gold. Two test holes, drilled 100 metres apart, confirmed the gold potential of the shear zone. The best result, reported subsequent to the quarter end was 6.41 g/t gold over 1.0 metre.

At Ridge Lake, a second, similar shear zone occurs 1.8 kilometres west of 2005 drill hole RLD-05-35. The zone contains 3-5%, disseminated, medium to coarse grained arsenopyrite over a strike length of 250 metres. Six grab samples from this zone contained 1.34 to 9.23 g/t gold. This target was not drill tested.

Diamond drilling commenced on the Durette prospect in late June with 1,234 metres in six holes completed by mid July. Following a break, drilling commenced on the Ridge Lake zone where 18 holes were completed for a total of about 2,731 metres by mid September. Two holes totalling 247 metres were also drilled to test the newly discovered Brent Shear Zone and two holes were drilled as stratigraphic tests prior to the program being shut down in late September. The best drill results from the Ridge Lake drilling, reported subsequent to the quarter end, were 10.17 g
/t gold over 4.45 metres including 15.96 g/t gold over 2.80 metres in hole 06-50 and 8.79 g/t gold over 1.80 metres in hole 06-55.

On the Hermitage uranium project in Newfoundland, a prospecting program was run for much of the quarter to follow-up areas of interest and results of the airborne survey flown late in the second quarter. Assay results of 2.79% and 1.64% U3O8 were reported from boulders on the HE-2 prospect, White Bear River area and three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. A high uranium assay of 3.1% U3O8 was recorded from a buried boulder at the HE-2 prospect. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U_3O_8. At the He-18A Prospect, a boulder assayed 0.35% U3O8. Close to White Bear River and 3.5 kilometres west from Doucette, a new prospect DT-1 was discovered along the same magnetic feature that is host to the Doucette prospect. A radiometric boulder from DT-1 assayed 0.15% U3O8. In the Blue Hills area a new showing called Chan North returned an assay of 0.48 % U3O8 from a 2-3 metre wide fractured zone in Baggs Hill granite. The composite rock chip sample also contained a high molybdenum value of 0.23% Mo. This result was received subsequent to the quarter end.

A new bedrock uranium showing, named Troy's Pond, was discovered which led to staking of the 147 claim, 9,100 acre (3,675 hectare) Strickland Property. Significant uranium values from bedrock included 0.19% U3O8 and 0.22% U3O8.

On the Strickland Property, a new discovery was reported from follow-up of airborne radiometric anomaly ST-129. The showing consists of scattered anomalous outcrops extending for a strike length of over 400 metres in a northeast-southwest direction. A poorly exposed altered outcrop area returned highly anomalous scintillation counts over a 65 metre wide interval across the strike of the local rock units with counts ranging from 850 to 4,500 CPS over a background of 100 to 150 CPS outside the altered zone. Five samples from preliminary sampling of bedrock exposures exceeded 0.20% U3O8, the highest assays being 0.80% and 0.31% U3O8.

On August 16th, the Company announced that it had entered into an option agreement with prospectors E and R Quinlan to purchase claims containing an historical uranium showing grading 0.19% U3O8. The new property is surrounded by the Company's wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 ($3,000 paid) and by issuing 160,000 common shares of the Company (25,000 issued) over a four year period. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million.

On August 2nd, the Company signed a Letter of Intent with Fjordland Exploration Inc. ("Fjordland") on its wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling. At least $75,000 in exploration must be completed by December 31, 2006.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland's 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash. Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

Subsequent Events to September 30, 2006

- The Company's Board of Directors approved an initial 3,000 metre diamond drill program on the Hermitage uranium project in southern Newfoundland. This represents the first-ever drilling on the property. The primary purpose of the initial program is to define the key stratigraphic and structural setting of the main uranium occurrence areas.

- In October, Larry Pilgrim, P. Geo was hired by the Company as a Senior Project Geologist to supervise the Newfoundland Hermitage drilling and exploration program. Mr. Pilgrim was previously Senior Exploration Geologist for Richmont Mines in Newfoundland and was formerly Chief Mine Geologist at the past-producing Hammerdown Mine which was owned and operated by Richmont. Mr. Pilgrim has an extensive background in managing large exploration and development projects, including two years of uranium exploration experience. On October 23, 2006, the Company granted incentive stock options incentive stock options under the Company's stock option plan to Mr. Pilgrim to purchase an aggregate of 100,000 treasury shares. The options are exercisable for a period of five years at a price of $0.56 per share and are subject to the policies of the TSX Venture Exchange

- Subsequent to September 30, 2006, the Company issued 60,000 common shares for proceeds of $30,000 pursuant to the exercise of stock options and 755,580 common shares for proceeds of $307,654 pursuant to the exercise of warrants.

Baffin Island Gold Project, Nunavut

From 2003 to 2006, the Company's exploration work on central Baffin Island has resulted in the discovery of 16 gold occurrences over a strike length of 140 kilometres. The primary target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as Lupin, Nunavut, and Morro Velho, Brazil.

The Bravo Lake Formation contains high grade gold values in three separate iron formation units and within at least two large shear zones in younger granodiorite and gabbro units. In each of different settings, gold occurs primarily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and Durette (see Bravo Lake). The Brent Shear Zone, discovered this quarter, represents a new and potentially significant target on the property.

The Baffin Island Property is subject to three separate option agreements named Qimmiq, Dewar Lake and Bravo Lake. The Company has vested 100% of the Dewar Lakes property and 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. In addition, the Company has temporary access to two "Distant Early Warning" (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.



BAFFIN ISLAND GOLD PROJECT
140 KM (87 Miles)
DURETTE
2369
2373
QIM 5
QIM 4
RIDGE LAKE
MARGOT
FOX-2
MALROK
PENINSULA
QIM 2
BRENT SHOWING
TRIANGLE LAKE
TUKTU SOUTH
ST
Bravo Lake Formation
Dewar Lake Formation
Exposed Bravo Iron Formation (Gold Host)
Airstrip (4000 ' Long)
N
Commander Properties
Nunavut
Baffin Island
- On tidewater - close to shipping lanes
- Mining friendly jurisdiction
- 2 x 4000 ft all-season airstrips

The proposed budget breakdown for the 2006 Baffin Island exploration program follows:

Baffin Island 2006 Budget

	Budget	Actual	Variance
Drilling	$ 2,000,000	$ 2,023,944	$ (23,944)
Geochemistry	20,000	261	19,739
Geology	220,000	79,869	140,131
Geophysics	100,000	18,956	81,044
Property	60,000	57,925	2,075
Mobilization/demob.	300,000	68,603	231,397
Prospecting and trenching	200,000	244,032	(44,032)
	$ 2,900,000	$ 2,493,590	$ 406,410

The Company engaged GeoVector Management Inc. of Ottawa to operate the 2006 field program.

Qimmiq Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated ("NTI") leases on Baffin Island, Nunavut. Malrok, which was drill-tested in 2004, Ridge Lake, the focus of the 2005 and 2006 program, and the Brent Zone are located on the Qimmiq property along with several of the other gold prospects. The Company made sufficient expenditures through 2005 to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

Qimmiq Exploration Program - 2006

Drilling on the Ridge Lake zone included 18 holes for a total of 2,731 metres. Two holes totalling 247 metres were also drilled to test the newly discovered Brent Shear Zone and two holes were drilled as stratigraphic tests.

Results for the 2006 drilling are tabulated below. The drilling to date at Ridge Lake has defined a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits.

Higher grade intercepts in holes 06-50 and 06-55 along a southwest-plunging structural trend from hole 05-35 (21.24 g/t gold over 4.24 metres at a depth of 89 metres), define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres. The shoot is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres.

A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.

While only about a one kilometre extent of the entire Ridge Lake prospect has been drilled, the results and the identification of a predominant plunge direction to high grade shoots will help to focus follow-up drilling in the central zone and guide future targeting on similar trends along the Ridge Lake prospect and other prospects on the large property.

Several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed because of early season drilling delays and the decision to move the drill onto the newly discovered Brent Showing prior to the suspension of this years drilling program.

2006 Ridge Lake Drill Results Table							
Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
RLD-06-45	176	0	-75	NSA			
RLD-06-46	128	0	-50	48.05	48.57	0.52	0.82
RLD-06-47	152	0	-70	52.38	53.83	1.45	1.54
RLD-06-48	107	0	-50	38.38	40.53	2.15	3.97
including				38.38	40.00	1.62	5.09
RLD-06-49	68	0	-75				
RLD-06-50	125	0	-75	105.2	109.65	4.45	10.17
including				105.2	108	2.80	15.96
RLD-06-51	203	0	-75	NSA			
RLD-06-52	132	0	-55	85.28	88.59	3.31	3.15
including				86.05	87.59	1.54	6.53
RLD-06-53	173	0	-75	28.7	29.55	0.85	4.29
and				92.5	93.34	0.84	4.46
RLD-06-54	161	0	-70	115.79	117.34	1.55	2.6
including				116.56	117.34	0.78	4.22
and				119.34	120.24	0.90	2.37
RLD-06-55	146	0	-70	106.53	108.33	1.80	8.79
including				106.53	107.43	0.90	17.11
RLD-06-56	94	0	-88	LOST			
RLD-06-57	152	0	-82	109.53	113.81	4.28	1.82
including				111.67	113.81	2.14	2.74
RLD-06-58	200	0	-70	NSA			
RLD-06-59	152	0	-71	NSA			
RLD-06-60	150	0	-45	40.94	41.96	1.02	2.19
RLD-06-61	200	0	-70	41.56	42.14	0.58	5.34
RLD-06-62	212	0	-76	202.69	206.67	3.98	1.21
including				203.74	205.83	2.09	2.02
Brent Showing							
Q2-06-01	113	0	-55	44.5	48.5	4.00	0.93
including				46.5	48.5	2.00	1.25
and				47.5	48.5	1.00	1.92
Q2-06-02	134	0	-55	40.8	42.6	1.80	3.47
including				41.6	42.6	1.00	6.14

-NSA = No Significant Assays

The Brent Showing, located five kilometres southwest of Ridge Lake consists of a 1400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples were collected along the length of the shear zone, with results ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and nine samples (14%) assayed greater than 10 g/t gold. The shear zone is up to 50 metres wide and represents a new and potentially significant target type on the property.

The first two holes were drilled 100 metres apart on the eastern portion of the near vertical shear zone. Hole Q2-06-01 intersected the shear zone between 19.0 metres and 59.0 metres. Within the wide shear zone, a 33 metre interval contained five percent quartz veining with arsenopyrite and a 13.7 metre wide zone of more intense alteration, sulphides and quartz veining was cut between 45.5 and 59.2 and is interpreted to be the same zone sampled on surface. This drill hole interval contained 5-10% quartz veins with up to 25% arsenopyrite. Sulphides consisting of 1-10% arsenopyrite and 1-3% pyrrhotite were also identified as disseminations in the host rock surrounding these veins. In hole Q2-06-02, drilled 100 metres west from hole Q2-06-01, the same shear zone and mineralized zone was intersected between 16.50 metres and

45.00 metres. The strongest alteration zone was intersected between 25.0 metres and 31.0 metres with a similar alteration and mineral association to that intersected in hole Q2-06-01. Results for the two holes are presented in the table above.

Bravo Lake Property, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 50 kilometres east of Ridge Lake. In the fall of 2005, the Company staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Bravo Lake Exploration Program - 2006

The Bravo Lake 2006 program focused primarily on the "Durette" Prospect identified in 2005 and located at the eastern end of the property. Initial drilling was completed on July 21st with 1,234 metres drilled in six holes over a 465 metre strike length and to a maximum depth of 278 metres. Ground conditions, including slumped mega-blocks of the silicified iron formation and deep snow cover prevented a direct test of surface mineralization over the central part of the main showing area.

Bravo Lake Exploration Results - 2006

Drill holes 06-01 and 06-02 were drilled from the same set-up as a direct test of the exposed silicified iron formation. Hole 06-01 intersected 0.41 g/t over 6.07 metres, from 5.83 to 11.90 metres depth, which included 1.26 g/t over 0.67 metres. Hole 06-02 intersected 1.57 g/t over 2.80 metres, from 6.80 to 9.60 metres depth.

Drill hole 06-03, the most westerly of the six-hole program, intersected 9.61 g/t over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

Drill holes 06-04 and 06-05 were drilled from north to south to intersect the east-west structure at depth beneath the exposed surface mineralization. The holes could not be spotted to intersect the silicified iron formation directly due to local ground conditions, so the main target could not be tested with either hole in the central area. No significant assays were reported.

Drill hole 06-06, collared about 200 metres southeast of holes 4 and 5, was drilled at the eastern end of the known alteration zone to test for buried silicified iron formation and to intersect possible vein-style mineralization at depth. Approximately 2 metres of silicified iron formation was intersected from 2.0 to 4.0 metres. No significant assays were reported.

Dewar Lake Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The Company earned a 100% interest in the property with completion of the 2004 program. Currently, the property has been reduced to one (1) permit with an area of 20,400 acres (8,255 hectares). No significant exploration work was completed in 2006.

The Hermitage Uranium Project, Newfoundland

The Hermitage Uranium project is located just north of the port town of Burgeo in southern Newfoundland and is intersected by Highway 480 and a major power-line. In 2005, the Company assembled approximately 99,200 acres (40,000 hectares) of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and 1,600 claims staked on-line. By 2006, the property has grown to approximately 447,300 acres (180,400 hectares) coving a strike length of 144 kilometres. The geology consists of a Paleozoic sedimentary-volcanic basin intruded and underlain by radiogenic granite bodies and cut by the regional Hermitage flexure structural zone. The property is largely overburden covered, between 85-90%, and as a result outcrop available for sampling is very limited. Clusters and areas of angular boulders are typical of most areas. The overburden is considered to be on the order of a few metres to ten metres. There are examples of sandstone-hosted, volcanic-hosted and breccia-hosted uranium occurrences on the property. The following chronology of events on how the property was assembled should be read in conjunction with the map below:


Newfoundland
Map Area
N
COCHRANE POND
Commander 50% - Bayswater 50%
Chan North
White Bear River Area
DT1
HERMITAGE
Commander- 100%
Blue Hills Area
COCHRANE POND
HERMITAGE WEST
Bayswater 100% Commander 2% Royalty
Main Prospect
%U3O8
2.06
1.14
0.53
0.42
HE2
%U3O8
2.79
1.64
HE18a
0.35
HE1a
0.28
0.27
Doucette Prospect
%U3O8
1.32
0.97
0.90
0.82
HERMITAGE EAST
Bayswater 100% Commander 2% Royalty
COCHRANE POND
STRICKLAND
Commander- 100%
129
%U3O8
0.80
0.31
0.24
Troy's Pond
%U3O8
0.22
0.19
QUINLAN
HWY 480
& Powerline
Burgeo
20 KM
ATLANTIC OCEAN
Bernard Kahlert (P.Eng), VP Exploration
is the Qualified Person under N.I. 43-101

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the 'Blue Hills' and 'White Bear River' uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant and completing $1,000,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of one half of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the 'Couteau Lake' property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% Net Smelter Returns Royalty for the vendor with a buy-back of one half of the royalty for $1.0 million.

In the fall of 2005, the Company acquired an additional 1,600 claims (99,200 acres, 40,000 hectares) covering a major geological belt known as the 'Hermitage Flexure'. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties within the Blue Hills and White Bear option agreement.

In the fall of 2005, the Company entered into a letter agreement with Bayswater Uranium Corporation ("Bayswater") (Bayswater and Pathfinder Resources Ltd amalgamated in August 2006), allowing Bayswater access to data which resulted in Bayswater acquiring 1,429 claims totalling 88,500 acres (35,725 hectares) to the west and east of the Company's property. Bayswater has named these properties, 'Hermitage West' and 'Hermitage East'. In consideration, the Company received 150,000 common shares of pre-merger Pathfinder Resources Ltd. and is entitled to receive a 2% Royalty on all commodities produced from the claims staked by Bayswater.

On June 26th, the Company staked 147 claims totaling 9,100 acres (3,675 hectares) to the south of Bayswater's Hermitage West property. The new property was named 'Strickland'.

On June 28th, the Company and Bayswater jointly staked approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills,White Bear River and Hermitage East properties. The newly acquired property, named 'Cochrane Pond', covers ground with geological similarities to these adjacent properties.

On August 16th, the Company announced that is had entered into an option agreement with prospectors E and R Quinlan to purchase claims containing an historical uranium showing grading 0.19% U3O8. The new property is surrounded by the Company's wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 ($3,000 paid) and by issuing 160,000 common shares of the Company (25,000 issued) over a four year period. The first tranche of 25,000 common shares and $3,000 cash were issued on October 5, 2006. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million.

Hermitage Exploration Program - 2006

A 5,000 line kilometre airborne radiometric, magnetic and radiometric geophysical survey was flown in June by Aeroquest International Limited at a cost of $359,922. A second survey was added to cover the newly acquired Strickland property for a cost of $77,592. To help minimize costs, the Company and Bayswater shared mobilization and camp costs for the airborne survey.

A detailed ground prospecting program commenced in June following receipt of the preliminary airborne survey data. The program included follow-up work on known uranium prospects as well as on new showings discovered from the airborne data. Typically, all samples collected during the first pass prospecting program consisted of 1.5 kg composite rock chip samples from bedrock or angular boulders considered to be close to bedrock sources. Detailed grid work including mapping, magnetic surveying, alpha track surveying, soil sampling and channel sampling were completed on specific uranium showing areas.

Hermitage Exploration Results - 2006

-Strickland Property

Significant uranium values from bedrock at the Troy's Pond prospect included 0.19% U3O8 and 0.22% U3O8. Two channel samples graded 0.08% to 0.11% U3O8 over 0.6 to 0.8 metres, both ended at the overburden cover which was radioactive beyond the outcrop contact.

The ST-129 prospect, discovered with the airborne radiometric survey consists of scattered anomalous outcrops extending for a strike length of over 400 metres in a northeast-southwest direction. A poorly exposed altered outcrop area returned highly anomalous scintillation counts over a 65 metre (or 210 foot) wide interval across the strike of the local rock units. Five samples from preliminary sampling of bedrock exposures exceeded 0.2% U3O8, the highest assays being 0.80% and 0.31% U3O8. A 6.7 metre long composite channel sample from within the core 35 metre wide portion of the alteration zone, graded 0.05% U3O8 including three higher grade samples, 0.10% U3O8 over 1.5 metres, 0.12% U3O8 over 1.0 metre and 0.11% U3O8 over 0.6 metre. The 6.7 metre channel terminated at the overburden contact, the overburden being strongly radioactive for a further five metres along the grid line to the south. Additional higher grade channel samples included 0.10% U3O8 over 1.14 metres and 0.11% U3O8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

Detailed geological mapping of the entire trend between Troy's Pond and ST-129 was underway at the quarter end an alpha track survey is being planned to map out the uranium zones beneath the overburden as an aid to targeting a first pass drill program.

-Hermitage Property (Blue Hills and White Bear)

Assay results of 2.79% and 1.64% U3O8 were reported from boulders on the HE-2 prospect, White Bear River area. Three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. A high uranium assay of 3.1% U3O8 came from a buried boulder at the HE-2 prospect. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U_3O_8. At the He-18A Prospect, a boulder assayed 0.35% U3O8.

At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U3O8 and 0.07% U3O8. These boulders were considered to be close to source. The He-18A anomaly covered an expansive, grassy hillside with no outcrops located about two kilometres northwest of the high grade He-2 prospect in the White Bear River area where previously reported samples assayed up to 3.1% U3O8. The uranium bearing boulders at the He-18A are metamorphosed sandstones containing biotite, similar in nature to the He-2 prospect.

Close to White Bear River, new prospect DT-1 was discovered while carrying out detailed prospecting along the trend of the magnetic feature that is host to the Doucette prospect. A radiometric boulder located 3.5 kilometres west from Doucette was immediately adjacent to and downhill from the eastern extension of the linear magnetic high and gave 3,000 cps and assayed 0.15% U3O8. The host rock of this prospect is a biotite banded quartzite, similar to the host rock of the Doucette prospect where assays up to 1.3% U3O8 were recorded.

At prospect He-1A several further widespread radiometric boulders were located around the He-1A prospect. Two of these assayed 0.27% and 0.13% U3O8. The host rock is also a biotite bearing quartzite, similar to other uranium prospects in the area. The He-1A prospect is located close to the centre of the White Bear River uranium prospect area.

In the Blue Hills area, two new radiometric anomalies where discovered during detailed prospecting along the Couteau River. One was small and gave 2,000 CPS (counts per second) but the other was 2 to 3 metres wide and gave radiometric counts up to 8,000 CPS. Uranium oxides were recognized at the showing. Both anomalies, called Chan North, appear to be in highly strained and sheared granite and associated with strong silica and sericite alteration.   An assay of 0.48 % U3O8 and 0.23% Mo (molybdenum) was recovered from the 2-3 metre wide fractured zone. More detailed geological mapping and sampling will be completed on this prospect.

-Quinlan Option

The Company's prospecting crew located a high count radiometric occurrence in the bed of the Cinq Cerf River in the approximate area where a 0.19% U3O8 assay was reported by Shell Minerals in the 1980's. Anomalous radiometric counts ranging from 3,000 to 6,500 CPS were obtained from several exposures above the flowing water of the river and uranium oxides were noted in the exposure.
Although the geological setting was difficult to determine due to flowing water, it was established that angular quartz fragments comprised 30-50% of a highly altered and sheared host rock. Strong hydrothermal alteration consisting of silicification and sericite mica alteration was associated with the high radiation count breccia. Prospecting on the south canyon rim discovered a new area of sub-crop of similarly altered breccia about 500 metres west of the Cing Cerf River showing.   At this new area, at least four separate uranium-bearing stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U3O8 and eight greater than 0.02% U3O8. The prospect area was covered by a thin veneer of soil and grass; bedrock was exposed by hand trenching where radioactive overburden was encountered. Detailed geological mapping and surface sampling are planned.

Results of Operations

-Current Quarter Results

At September 30, 2006, the Company's cash decreased to $2,777,240, as the majority of the Baffin Island exploration program was completed. In the previous quarter, the Company completed two financings for net proceeds of $5,252,957 to fund exploration and on-going work capital requirements. Cash received during the quarter included $85,779 from stock option exercises, $330,063 from warrant exercises and $66,746 from the sale of 58,800 shares of Bayswater.

Exploration activities focused on the Baffin drill program and the Hermitage airborne/prospecting surveys, both reflected in the mineral property exploration cash requirements of $2,364,244. This use of cash was largely funded by a $1,506,090 reduction in cash, exploration funds and a $302,076 increase in accounts payables and accrued liabilities related to mineral properties.

-Nine Months Ended September 30, 2006 compared with the Nine Months Ended September 30, 2005

General and administrative expense, for the period, of $760,533 (2005 - $950,636) represented a $190,103 decrease from the comparative fiscal period. Notable changes included:

- Consulting expense of $32,100 (2005 - $53,301) decreased as the comparative period included cost for a part-time corporate consultant who assisted the President with corporate communications;

- Investor relations and promotion expense of $125,584 has decreased from the comparative fiscal period as the Company elected to attend less trade shows. A breakdown is as follows:

	2006	**2005**
Conferences and trade shows	$ 48,915	$ 53,299
Consulting, wages and benefits	43,522	50,172
Media	8,502	8,631
Promotion and advertising	24,645	28,659
	$ 125,584	$ 140,761

- Salaries and benefits expense of $230,672 (2005 - $145,623) increased due to a $48,000 severance accrual upon expiration of the President's contract on March 31, 2006. The President agreed to extend the current contract and defer the payment until December 31, 2006. The Compensation Committee and the President have agreed to negotiate a new contract in the fall;

- Stock-based compensation expense of $96,548 (2005 - $368,310) represents the vesting of 506,000 stock options during the period. Stock-based compensation expense is a non-cash item;

- Future income tax recovery of $1,269,864 (2005 - $173,906) resulted from the renunciation of $3,721,756 of exploration expenditures under the Company's flow-through share program. The income is a result of accounting pronouncement EIC-146 and is a non-cash item;

- Income tax expense of $30,330 (2005 - $Nil) resulted from a tax reassessment relating to fiscal 2002 of the Company's production interest received from the Hammerdown/Rumbullion mine in Newfoundland.

For the nine months ended September 30, 2006, the Company's earnings after tax were $389,693 (2005 - $(703,416)) resulting largely from the future income tax recovery noted above and not from operating revenue. The Company did not pay cash dividends during the period.

Summary of Quarterly Results, For the Three Months Ended:

	Dec. 31 2004 Q4	Mar. 31 2005 Q1	Jun. 30 2005 Q2	Sept. 30 2005 Q3	Dec. 31 2005 Q4	Mar. 31 2006 Q1	Jun. 30 2006 Q2	Sept. 30 2006 Q3
Mineral expenditures, net	$ 149,112	$ 183,624	$ 829,253	$ 1,535,399	$ 514,555	$ 89,876	$ 1,304,625	$ 2,364,244
G&A (incl. stock comp.)	$ 284,807	$ 341,314	$ 182,658	$ 426,664	$ 271,613	$ 268,332	$ 270,891	$ 221,310
Stock comp. expense	$ 7,855	$ 102,113	$ 7,855	$ 258,342	$ -	$ -	$ 48,274	$ 48,274
G&A (less stock comp.)	$ 276,952	$ 239,201	$ 174,803	$ 168,322	$ 271,613	$ 268,332	$ 222,617	$ 173,036
Income (loss)	$ (459,486)	$ (286,261)	$ (409,489)	$ (7,666)	$ 327,849	$ 475,537	$ 310,561	$ (396,405)
Income (loss) per share								
-basic	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ -	$ 0.01	$ 0.01	$ -
-diluted	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ -	$ 0.01	$ 0.01	$ -
Weighted avg. common shares								
-basic	25,314,313	30,764,701	31,452,614	36,208,162	34,359,557	39,668,585	47,699,912	55,106,372
-diluted	25,314,313	30,764,701	31,452,614	36,208,162	34,359,557	46,235,375	61,802,491	55,106,372

The Company's predominant exploration project is currently on Baffin Island, Nunavut in Canada's far north and is subject to seasonal working conditions. The Company's exploration on this project typically runs during the spring and summer to early fall periods, therefore most of the expenditures are incurred during the second and third quarters.

Since the adoption of the CICA accounting standard for stock-based compensation, the Company's general and administrative quarterly expense has fluctuated significantly. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense to be more reflective of normal operations.

Earnings per share in Q1 and Q2 of 2006 resulted from the renunciation of $2,021,757 and $1,699,999 of exploration expenditures under its flow-through share program in accordance with accounting pronouncement EIC-146.

Liquidity

At September 30, 2006, the Company had $2,563,749 in working capital, which is sufficient to complete the Company's planned business objectives for 2006. The increase in working capital is due to a non-brokered flow-through private placement for gross proceeds of $1,699,999 closed on May 12, 2006, and a brokered private placement closed on May 15, 2006 for gross proceeds of $3,885,000.

- The non-brokered flow-through private placement for gross proceeds of $1,699,999 consisted of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.

- The brokered private placement for gross proceeds $3,885,000 consisted of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants.

- All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company is required to meet certain obligations during fiscal 2006 to keep the options in good standing:

- On the Bravo Lake property in Nunavut, the Company's cumulative exploration expenditures are $1,497,349 which is sufficient to meet minimum of $1,000,000 in exploration expenditures requirement before December 31, 2006.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

At September 30, 2006, marketable securities included 470,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert, and 167,647 common shares of Fjordland (with another 350,000 common shares received on November 7, 2006) and 29,400 common shares of Bayswater, a companies related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $59,913 owed by those companies for shared administrative expenses. Included in accounts payable is $5,790 owed to Diamonds North relating to office costs.

In addition, accounts receivable includes $5,025 from the President and CEO, Kenneth Leigh. The amount was repaid subsequent to September 30, 2006.

The Company paid $11,718 in legal fees and disbursements to a law firm in which a director of the Company, Brian Abraham is a partner.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

The Company has entered into an agreement with Bayswater and a LOI with Fjordland, companies related by a common director, Victor Tanaka. In both cases, Mr. Tanaka disclosed his potential conflict of interest and abstained from voting on the approval of these matters.

Proposed Transactions

None.

Changes in Accounting Polices

None.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash and cash equivalents have been placed with major financial institutions.

Marketable securities are carried at the lower of cost or quoted market value. The market value of marketable securities at September 30, 2006 was $524,361.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 56,559,044 issued common shares outstanding and the following unexercised stock options and warrants:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
January 23, 2008	$0.20	330,337
August 20, 2008	$0.26	221,666
December 18, 2008	$0.50	30,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	781,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	25,000
July 19, 2010	$0.25	528,000
May 11, 2011	$0.39	282,000
June 18, 2011	$0.30	730,000
October 22, 2011	$0.56	100,000
		4,078,003

-Warrants

Expiry Date	Exercise Price	Number of Shares
December 8, 2006	$0.50	1,729,875
May 15, 2008*	$0.50	5,235,000
		6,964,875

Under an option agreement on the Blue Hills and White Bear, Hermitage Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

-Agent's Warrants

Expiry Date	Exercise Price	Number of Shares
May 11, 2007*	$0.50	213,089
May 15, 2008*	$0.37	1,040,400
May 15, 2008*	$0.37	195,250
		1,448,739

* All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

At September 30, 2006, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are detailed in the Mineral Property Expenditure Table on the following page. The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

COMMANDER RESOURCES LTD.

FORM 51-102F1

Management Discussion and Analysis
For the Nine Months Ended September 30, 2006

Mineral Property Expenditure Table

	Sarah Lake, Labrador	Green Bay , Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project(1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$ 1,155,423	$ 416,225	$ 130,778	$ 208,523	$ 517,995	$ 1,352,957	$ 61,173	$ 5,336,615	$ 249,761	$ 775,795	$ 1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	-	-	-	169,420	-	-	-	-	-	107,586	277,006
Exploration costs:												
Drilling	-	1,903	-	165	-	800	-	1,404,508	16,477	602,959	-	2,026,812
Geochemistry	-	628	-	225	38,277	-	-	221	-	40	-	39,391
Geology	1,717	6,286	339	189	164,268	2,615	21	47,469	5,410	26,990	30,136	285,440
Geophysics	-	1,218	-	-	437,514	-	-	13,952	-	5,004	-	457,688
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Permitting	-	8,007	-	-	400	-	-	57,915	-	10	15,224	81,556
Prospecting	-	-	-	566	468,338	-	-	176,433	4,181	63,418	2,997	715,933
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450
	1,717	18,042	339	1,145	1,109,247	3,415	21	1,748,520	26,068	719,002	48,357	3,675,873
Less:												
Recoveries	-	-	-	(50)	(54,829)	-	-	(19,847)	-	(7,074)	(4,204)	(86,004)
Write down	-	-	-	(209,618)	-	-	-	-	-	-	-	(209,618)
	-	-	-	(209,668)	(54,829)	-	-	(19,847)	-	(7,074)	(4,204)	(295,622)
Net additions	1,717	18,042	339	(208,523)	1,223,838	3,415	21	1,728,673	26,068	711,928	151,739	3,657,257
Balance at September 30, 2006	$ 1,157,140	$ 434,267	$ 131,117	$ -	$1,741,833	$ 1,356,372	$ 61,194	$ 7,065,288	$ 275,829	$ 1,487,723	$ 1,649,754	$15,360,517

(1) The Hermitage, Newfoundland project includes the Blue Hill/White Bear and Couteau option agreements along with the 1,600 claims staked on-line.


COMMANDER RESOURCES LTD.

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer
and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at September 30, 2006)

Shares Authorized: Unlimited
Shares Issued: 55,839,257

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: January 24, 2007

/s/ Kenneth E. Leigh
By:_____
       Kenneth E. Leigh, President